                                                               File No. 811-____

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-8A

                         NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(A) OF THE
                        INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:               Titanium Universal Life Variable Account

Address of Principal Business Office:
                  c/o United Investors Life Insurance Company
                            2001 Third Avenue South
                           Birmingham, Alabama 35233

Telephone Number:               (205) 325-4300

Name and Address of Agent for Service of Process:        Copy to:
John H. Livingston, Esquire                              Frederick R. Bellamy, Esquire
United Investors Life Insurance Company                  Sutherland Asbill & Brennan LLP
2001 Third Avenue South                                  1275 Pennsylvania Avenue, N.W.
Birmingham, Alabama 35233                                Washington, D.C. 20004-2415

Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes / /  No /X/

Item 1.     Titanium Universal Life Variable Account.

Item 2. Registrant was organized under the laws of the State of Missouri on September 15, 1999.

Item 3. Registrant is organized as a separate account of United Investors Life Insurance Company.

Item 4.     Registrant is classified as a unit investment trust.

Item 5.     Not applicable.

Item 6.     Not applicable.

Item 7.     Not applicable.

Item 8.(a)  United Investors Life Insurance Company
            2001 Third Avenue South
            Birmingham, Alabama 35233

        (b)

Name                     Principal Business Address       Position with Depositor*
C. B. Hudson             Torchmark Corporation            Director
                         3700 South Stonebridge
                         McKinney, Texas 75050
Anthony L. McWhorter     P.O. Box 10207                   Chairman of the Board of Directors,
                         Birmingham, Alabama 35202         President and Chief Executive Officer
W. Thomas Aycock         P.O. Box 10207                   Director, Vice President and
                         Birmingham, Alabama 35202         Chief Actuary
Tony G. Brill            Torchmark Corporation            Director and Executive Vice
                         3700 South Stonebridge            President--Administration
                         McKinney, Texas 75050
Mark S. McAndrew         Torchmark Corporation            Senior Vice President --
                         3700 South Stonebridge            Marketing
                         McKinney, Texas 75050
Larry M. Hutchison       Torchmark Corporation            Director
                         3700 South Stonebridge
                         McKinney, Texas 75050
Michael J. Klyce         P.O. Box 10207                   Vice President and Treasurer
                         Birmingham, Alabama 35202
John H. Livingston       P.O. Box 10207                   Director, Secretary and Counsel
                         Birmingham, Alabama 35202
James L. Mayton, Jr.     P.O. Box 10207                   Vice President and Controller
                         Birmingham, Alabama 35202
Carol A. McCoy           P.O. Box 10207                   Director and Assistant Secretary
                         Birmingham, Alabama 35202
Ross W. Stagner          P.O. Box 10207                   Director and Vice President
                         Birmingham, Alabama 35202
Terry W. Davis           P.O. Box 10207                   Director and Vice President --
                         Birmingham, Alabama 35202         Administration

--------------------
* Each director is elected to serve until the next annual shareholder meeting or until his or her successor is elected and shall have qualified.

        (c) Not applicable (registrant has no trustees or custodians).

Item 9. (a) No (registrant is not currently issuing securities directly to the public).


        (b) Not applicable.

        (c) Yes (registrant proposes to make a public offering).

        (d) No (registrant has no securities currently issued and outstanding).

        (e) Not applicable.

Item 10.    Zero (registrant has no assets).

Item 11. No (registrant has not and does not intend to apply for a license to operate as a small business investment company).

Item 12. Not applicable (registrant has never issued a periodic report to security holders).

                                  SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, United Investors Life Insurance Company, the sponsor of the registrant, has caused this notification of registration to be duly signed on behalf of the registrant in the City of Birmingham and State of Alabama on the 26th day of October, 1999.

[SEAL]                      TITANIUM UNIVERSAL LIFE VARIABLE ACCOUNT

                            By:  UNITED INVESTORS LIFE INSURANCE COMPANY


                                 By: /s/ Anthony L. McWhorter
                                     -------------------------------------
                                     Anthony L. McWhorter
                                     President and Chief Executive Officer
Attest: /s/ John H. Livingston
        ----------------------
        John H. Livingston
        Secretary and Counsel